As filed with the Securities and Exchange Commission on October 1, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

National Rural Utilities
Cooperative Finance Corporation
(Exact name of registrant as specified in its charter)

District of Columbia (State or other jurisdiction of incorporation or organization)	52-0891669 (I.R.S. Employer Identification No.)

2201 Cooperative Way Herndon, Virginia 20171-3025 (703) 709-6700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

JOHN JAY LIST, General Counsel National Rural Utilities Cooperative Finance Corporation 2201 Cooperative Way Herndon, Virginia 20171-3025 (703) 709-6700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

MARK L. WEISSLER Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, New York 10005 (212) 530-5446	THOMAS R. BROME LLP Cravath, Swaine & Moore 825 Eighth Avenue New York, New York 10019 (212) 474-1000

     Approximate date of commencement of proposed sale to public: From time to time after the effective date of this registration statement as determined by market conditions.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ☒

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of	Amount to be	offering price	aggregate	Amount of
securities to be registered	registered(1)	per unit(2)	offering price(2)	registration fee(3)

Collateral trust bonds	$2,000,000,000	100%	$2,000,000,000	$161,800

(1)	Expressed as the principal amount of collateral trust bonds.
(2)	Estimated solely for purposes of calculating the registration fee.
(3)	This registration statement includes an additional $675,000,000 of collateral trust bonds previously registered on Form S-3 (registration number 333-72558). Filing fees of $168,750 associated with these securities were previously paid.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     Pursuant to Rule 429 of the Commission under the Securities Act of 1933, the within prospectus relates to the bonds registered hereby and to the bonds previously registered by registration statement number 333-72558.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, OCTOBER 1, 2003

National Rural Utilities

Cooperative Finance Corporation

$2,675,000,000

Collateral Trust Bonds

We plan to issue from time to time up to $2,675,000,000 of collateral trust bonds. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplements carefully.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of collateral trust bonds unless accompanied by a prospectus supplement.

The date of this prospectus is           , 2003

WHERE YOU CAN FIND MORE INFORMATION ABOUT

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

      National Rural Utilities Cooperative Finance Corporation (“CFC”) files annual, quarterly and current reports and other information with the SEC. You may read and copy any document CFC files at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. CFC’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

      The SEC allows the incorporation by reference of information filed in other documents into this prospectus, which means that CFC can disclose information important to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. CFC incorporates by reference the document listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	Annual Report on Form 10-K for the year ended May 31, 2003.

•	Current Report on 8-K dated September 30, 2003.

      You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Steven L. Lilly
Senior Vice President and Chief Financial Officer
National Rural Utilities Cooperative Finance Corporation
Woodland Park, 2201 Cooperative Way
Herndon, Virginia 20171-3025
(703) 709-6700

      You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have authorized no one to provide you with different information. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of the document. We are not making an offer of these debt securities in any jurisdiction where the offer is not permitted.

CFC

      CFC was incorporated as a private, not-for-profit cooperative association under the laws of the District of Columbia in 1969. CFC’s principal purpose is to provide its members with a source of financing to supplement the loan program of the Rural Utilities Service (“RUS”) of the United States Department of Agriculture. CFC makes loans primarily to its rural utility system members to enable them to acquire, construct and operate electric distribution, generation, transmission and related facilities. CFC also makes loans to service organizations to finance office buildings, equipment, related facilities and services provided by them to the rural utility systems. CFC has also provided guarantees for tax-exempt financing of pollution control facilities and other properties constructed or acquired by its members. Through Rural Telephone Finance Cooperative (“RTFC”), a controlled affiliate of CFC established in 1987, CFC provides financing to rural telephone and telecommunications companies and their affiliates. CFC’s offices are located at Woodland Park, 2201 Cooperative Way, Herndon, Virginia 20171-3025 and its telephone number is (703) 709-6700.

      CFC’s 1,042 electric members as of May 31, 2003 included 898 utility members, the majority of which are consumer-owned cooperatives, 71 service members and 73 associate members. The utility members included 826 distribution systems and 72 generation and transmission systems in 49 states, the District of Columbia and one U.S. territory.

      CFC’s long-term loans to utility members generally have 35-year maturities. CFC makes loans alone or in conjunction with concurrent RUS loans. Loans made to members that do not also have RUS loans are generally secured by a mortgage on substantially all of the utility member’s property (including revenues). Loans made to members that also have RUS loans are generally secured ratably with RUS’s loans by a common mortgage on substantially all the utility member’s property (including revenues). Interest rates on these loans are either fixed or variable. Fixed rates are offered daily based on the overall cost of long-term funds and may be obtained for any period from one to 35 years. Variable rates are adjusted monthly in line with changes in the cost of short-term funds.

      CFC makes short-term line-of-credit loans on either a secured or an unsecured basis. CFC has the right to adjust the rates on these loans semi-monthly in line with changes in the short-term cost of funds.

      CFC also makes loans to telecommunication systems through RTFC. These loans are primarily long-term fixed or variable rate loans with maturities that generally do not exceed 15 years and short-term loans. In many cases, the customers of the electric cooperatives are also the customers of the RTFC telecommunication systems, as both the cooperatives and the RTFC systems serve the rural areas of the United States.

      At May 31, 2003, CFC had a total of $19,484 million of loans and $1,904 million of guarantees outstanding.

      CFC’s guarantees are senior obligations ranking on a par with its other senior debt. Even if the system defaults in payment of the guaranteed obligations, the debt generally cannot be accelerated as long as CFC pays the debt service under its guarantee as due. The system is generally obligated to reimburse CFC on demand for amounts paid on the guarantee, and this obligation is usually secured by a mortgage, often joint with RUS, on the system’s property or, in the case of a lease transaction, on the leased property. Holders of $829 million of the guaranteed pollution control debt at May 31, 2003 had the right at certain times to tender their bonds for remarketing, and, if they cannot otherwise be remarketed, CFC has committed to purchase bonds so tendered.

      By policy, CFC maintains an allowance for loan losses at a level believed to be adequate in relation to the quality and size of its loans and guarantees outstanding. At May 31, 2003, the allowance was $565 million. At May 31, 2003, CFC’s largest ten borrowers had outstanding loans totaling $4,768 million, which represented 24% of CFC’s total loans outstanding. As of May 31, 2003, outstanding guarantees for these same largest ten borrowers totaled $610 million, which represented 32% of CFC’s total guarantees outstanding. On that date, no member had loans and guarantees outstanding in excess of 3.4% of the aggregate amount of CFC’s outstanding loans and guarantees.

USE OF PROCEEDS

      Unless otherwise specified in a prospectus supplement, CFC will add the net proceeds from the sale of the bonds to the general funds, which will be used to make loans to members, repay short-term borrowings, refinance existing long-term debt and for other corporate purposes. CFC expects to incur additional indebtedness from time to time, the amount and terms of which will depend upon the volume of its business, general market conditions and other factors.

SUMMARY FINANCIAL INFORMATION

      The following is a summary of selected financial data for each of the five years ended May 31, 2003.

	2003	2002	2001	2000	1999

(Dollar amounts in thousands)
For the year ended May 31:
Operating income	$1,070,875	$1,186,533	$1,388,295	$1,020,998	$792,052
Gross margin	140,028	300,695	270,456	159,674	127,943
Operating margin	15,153	63,834	132,766	115,333	76,439
Derivative cash settlements(A)	122,825	34,191	—	—	—
Derivative forward value(A)	757,212	41,878	—	—	—
Foreign currency adjustments(B)	(243,220)	(61,030)	—	—	—
Cumulative effect of change in accounting principle(A)	—	28,383	—	—	—
Net margin	$651,970	$107,256	$132,766	$115,333	$76,439
Fixed charge coverage ratio	1.70	1.09	1.12	1.13	1.12
Adjusted fixed charge coverage ratio	1.17	1.12	1.12	1.13	1.12
As of May 31:
Assets	$20,974,288	$20,342,935	$19,998,842	$17,083,440	$13,925,252
Long-term debt(C)	16,000,744	14,855,550	11,376,412	10,595,596	6,891,122
Subordinated deferrable debt	650,000	600,000	550,000	400,000	400,000
Members’ subordinated certificates	1,708,297	1,691,970	1,581,860	1,340,417	1,239,816
Members’ equity(A)	454,376	392,056	393,899	341,217	296,481
Total equity	930,836	328,731	393,899	341,217	296,481
Guarantees(D)	$1,903,556	$2,056,385	$2,217,559	$1,945,202	$1,893,197
Leverage ratio	23.58	67.14	55.40	54.77	52.35
Adjusted leverage ratio	6.63	7.18	7.72	8.10	7.10
Debt to equity ratio	21.53	60.88	49.77	49.07	45.97
Adjusted debt to equity ratio	4.96	5.40	6.05	6.46	5.52

(A)	The derivative cash settlements represent the net settlements due on interest rate and cross currency exchange agreements that do not qualify for hedge accounting for the years ended May 31, 2003 and 2002. In prior years, this amount had been included in the cost of funds line on the combined statement of operations. The derivative forward value represents the present value of all future net settlements on agreements that do not qualify for hedge accounting based on the current estimate of future interest rates. The cumulative effect of change in accounting principle represents the forward value of interest rate and cross currency exchange agreements recorded as a transition adjustment upon adoption of Statement of Financial Accounting Standards No. 133 (“SFAS 133”). Members’ equity represents total equity excluding foreign currency adjustments, derivative forward value, cumulative effect of change in accounting principle and accumulated other comprehensive income.

(B)	Foreign currency adjustments represent the change in value during the period on foreign denominated debt that is not related to a qualifying hedge under SFAS 133. The foreign denominated debt is revalued at each reporting date based on the current exchange rate. To the extent that the current exchange rate is different than the exchange rate at the time of issuance, there will be a change in the value of the foreign denominated debt. CFC enters into foreign currency exchange agreements at the time of each foreign denominated debt issuance to lock in the exchange rate for all principal and interest payments required through maturity.

(C)	Includes commercial paper reclassified as long-term debt in the amount of $3,951 million, $3,706 million, $4,638 million, $5,493 million and $2,403 million at May 31, 2003, 2002, 2001, 2000 and 1999, respectively, due to revolving credit agreements in place allowing CFC to borrow the amounts noted on a long-term basis. Excludes $2,911 million, $2,883 million, $4,388 million, $3,040 million and $983 million in long-term debt that comes due, matures and/or will be redeemed during fiscal years 2004, 2003, 2002, 2001 and 2000, respectively. Includes the long-term debt valuation allowance of $(1) million and $2 million and the foreign currency valuation account of $326 million and $(2) million at May 31, 2003 and 2002, respectively.

(D)	Members’ interest expense on debt obligations guaranteed by CFC was approximately $28 million, $39 million, $69 million, $40 million, and $74 million for the years ended May 31, 2003, 2002, 2001, 2000, and 1999, respectively.

Non-GAAP Financial Measures

      CFC makes certain adjustments to financial measures in assessing its financial performance that are not in accordance with generally accepted accounting principles (“GAAP”). These non-GAAP adjustments fall primarily into two categories: (1) adjustments to exclude the impact of the accounting for investments required by SFAS 133 and foreign currency adjustments, and (2) adjustments related to the calculation of leverage and debt to equity ratios. These adjustments reflect management’s perspective on CFC’s operations, and in several cases adjustments used to measure covenant compliance under its revolving credit agreements, and thus CFC believes these are useful financial measures for investors. For a more complete explanation of these adjustments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures” in CFC’s Annual Report on Form 10-K for the year ended May 31, 2003 incorporated by reference in this prospectus. Reconciliations of these adjusted measures to GAAP financial measures follow.

Adjustments to Fixed Charge Coverage Ratio Calculation

      Fixed charge coverage ratio using GAAP financial measures is calculated as follows:

Cost of funds + net margin prior to cumulative effect of change in accounting principle
Fixed Charge Coverage Ratio =
Cost of funds

      Adjusted fixed charge coverage ratio is calculated as follows:

Cost of funds + derivative cash settlements + net margin prior to the cumulative effect of change in accounting principle - derivative forward value - foreign currency adjustments
Adjusted fixed charge coverage ratio =
Cost of funds + derivative cash settlements

      The following chart provides a reconciliation between cost of funds and net margin and these financial measures adjusted to exclude the impact of SFAS 133 and foreign currency adjustments for the years ended May 31, 2003 and 2002. No adjustment for SFAS 133 and foreign currency adjustments is necessary for periods prior to CFC’s implementation of SFAS 133 in fiscal year 2002.

	Year Ended May 31,
(Dollar amounts in thousands)	2003	2002

Cost of funds	$930,847	$885,838
Plus: Derivative cash settlements	(122,825)	(34,191)

Adjusted cost of funds	$808,022	$851,647

Net margin prior to cumulative effect of change in accounting principle	$651,970	$78,873
Less: Derivative forward value	(757,212)	(41,878)
Foreign currency adjustments	243,220	61,030

Adjusted net margin	$137,978	$98,025

Adjustments to the Calculation of Leverage and Debt to Equity Ratios

      The leverage and debt to equity ratios using GAAP financial measures are calculated as follows:

Liabilities + guarantees outstanding
Leverage ratio =
Total equity

Liabilities
Debt to equity ratio =
Total equity

      The adjusted leverage and debt to equity ratios are calculated as follows:

Liabilities - derivative liabilities - foreign currency valuation account - debt used to fund loans guaranteed by RUS - subordinated deferrable debt - members’ subordinated certificates +guarantees outstanding
Adjusted leverage ratio =
Total equity - derivative forward value - cumulative effect of change in accounting principle - foreign currency adjustments - accumulated other comprehensive loss + members’ subordinated certificates + subordinated deferrable debt

Liabilities - derivative liabilities - foreign currency valuation account - debt used to fund loans guaranteed by RUS - subordinated deferrable debt - members’ subordinated certificates
Adjusted debt to equity ratio =
Total equity - derivative forward value - cumulative effect of change in accounting principle - foreign currency adjustments - accumulated other comprehensive loss + members’ subordinated certificates + subordinated deferrable debt + loan loss allowance

      The following chart provides a reconciliation between the liabilities and equity used to calculate the leverage and debt to equity ratios and these financial measures reflecting the adjustments noted above, as well as the ratio calculations for the five years ended May 31, 2003.

	May 31,

	2003	2002	2001	2000	1999
(Dollar amounts in thousands)
Liabilities	$20,043,452	$20,014,204	$19,604,943	$16,742,223	$13,628,771
Less:
Derivative liabilities (1) (2)	(353,840)	(254,143)	—	—	—
Foreign currency valuation account (3)	(325,810)	2,355	—	—	—
Debt used to fund loans guaranteed by RUS	(266,857)	(242,574)	(182,134)	(89,153)	(130,940)
Subordinated deferrable debt	(650,000)	(600,000)	(550,000)	(400,000)	(400,000)
Subordinated certificates	(1,708,297)	(1,691,970)	(1,581,860)	(1,340,417)	(1,239,816)

Adjusted liabilities	$16,738,648	$17,227,872	$17,290,949	$14,912,653	$11,858,015

Total Equity	$930,836	$328,731	$393,899	$341,217	$296,481
Less:
Prior year cumulative derivative forward value and foreign currency adjustments (2)(3)(4)	(9,231)	—	—	—	—
Current period derivative forward value (2)(4)	(757,212)	(70,261)	—	—	—
Current period foreign currency adjustments (3)	243,220	61,030	—	—	—
Accumulated other comprehensive loss (2)	46,763	72,556	—	—	—

Subtotal members’ equity	454,376	392,056	393,899	341,217	296,481
Plus:
Subordinated certificates	1,708,297	1,691,970	1,581,860	1,340,417	1,239,816
Subordinated deferrable debt	650,000	600,000	550,000	400,000	400,000

Adjusted equity	$2,812,673	$2,684,026	$2,525,759	$2,081,634	$1,936,297

Loan loss allowance	565,058	506,742	331,997	228,292	212,203

Adjusted equity plus loan loss allowance	$3,377,731	$3,190,768	$2,857,756	$2,309,926	$2,148,500

Guarantees	$1,903,556	$2,056,385	$2,217,559	$1,945,202	$1,893,197

Leverage ratio	23.58	67.14	55.40	54.77	52.35

Adjusted leverage ratio	6.63	7.18	7.72	8.10	7.10

Debt to equity ratio	21.53	60.88	49.77	49.07	45.97

Adjusted debt to equity ratio	4.96	5.40	6.05	6.46	5.52

(1)	Includes the long-term debt valuation allowance of $(941) and $2,340 at May 31, 2003 and 2002, respectively.
(2)	No adjustment for SFAS 133 is necessary for periods prior to CFC’s implementation of SFAS 133 in fiscal year 2002.
(3)	No adjustment for foreign currency is required prior to CFC’s implementation of SFAS 133 in fiscal year 2002. Prior to that date, CFC was allowed under SFAS 52 to account for the foreign denominated debt and the related cross currency exchange agreement as one transaction in the cost of funds.
(4)	Includes $28,383 related to the cumulative effect of change in accounting principle recorded in fiscal year 2002.

     CFC does not have outstanding any common stock and does not pay dividends. Annually, CFC allocates its net margin to its members in the form of patronage capital certificates. Under current policies, CFC retires patronage capital 70% during the next fiscal year and holds the remaining 30% for 15 years. All retirements of patronage capital are subject to approval by the Board of Directors, if permitted by CFC’s contractual obligations and to the extent that the Board of Directors in its discretion may determine from time to time that the financial condition of CFC will not be impaired as a result.

CAPITALIZATION

      The following table shows the capitalization of CFC as of May 31, 2003.

(Dollars amounts in thousands)
Senior debt:
Short-term debt(A)	$1,096,353
Long-term debt(A)	16,000,744

Total senior debt(B)	17,097,097

Subordinated debt and total equity:
Subordinated deferrable debt(C)	650,000
Members’ subordinated certificates(D)	1,708,297
Total equity	930,836

Total capitalization	$20,386,230

(A)	At May 31, 2003, CFC reclassified $3,951 million of short-term debt as long-term due to revolving credit agreements in place at May 31, 2003 that would allow CFC to borrow $3,951 million with repayment due after May 31, 2004.

(B)	In addition, at May 31, 2003 CFC had outstanding guarantees of tax-exempt securities issued on behalf of members in the aggregate amount of $899 million. Guaranteed tax-exempt securities include $829 million of long-term adjustable or floating/ fixed rate pollution control bonds which are required to be remarketed at the option of the holders. CFC has agreed to purchase any such bonds that cannot be remarketed. At May 31, 2003, CFC had also guaranteed its members’ obligations in connection with certain lease transactions and other debt in the amount of $1,005 million.

(C)	Subordinated deferrable debt is subordinate and junior in right of payment to senior debt. CFC has the right at any time and from time to time during the term of the subordinated deferrable debt to defer the payment of interest for up to 20 consecutive quarters.

(D)	Subordinated certificates are subordinated obligations purchased by members as a condition of membership and in connection with CFC’s extension of long-term credit to them. Those certificates issued as a condition of membership, $644 million at May 31, 2003, generally mature 100 years from issuance and bear interest at 5% per annum. The loan and guarantee subordinated certificates mature at the same time as, or amortize proportionately with, the credit extended, and either are non-interest bearing or bear interest at varying rates.

DESCRIPTION OF THE BONDS

General

      The bonds will be issued under an indenture between CFC and U.S. Bank National Association as successor trustee, or other trustee to be named as trustee, dated as of February 15, 1994. The statements in this prospectus concerning the indenture, one or more supplemental indentures, board resolutions or officer’s certificates establishing the bonds and the bonds are merely an outline and do not purport to be complete. We refer you to the indenture and any supplemental indenture, each of which is or will be incorporated by reference into this prospectus for further information.

      Reference is made to the prospectus supplement relating to any particular issue of offered bonds for the following terms:

•	the title and limit on aggregate principal amount of the bonds to be issued,

•	the persons to whom interest on the bonds is payable, if other than the persons in whose names the bonds are registered,

•	the date or dates on which the bonds will mature,

•	the annual rate or rates, if any, at which such bonds will bear interest or any method by which such rate or rates will be determined,

•	the date or dates from which the interest will accrue and the date or dates at which interest will be payable,

•	the place where payments may be made on the bonds,

•	any redemption or sinking fund terms,

•	the denominations in which the bonds will be issuable if other than $1,000 and any integral multiple thereof,

•	the coin or currency in which payment of the principal of and premium and interest on the bonds will be payable (if other than the coin or currency in which the bonds are denominated), and, if to be payable in a coin or currency other than that in which the bonds are denominated, the period or periods within which, and the terms and conditions upon which, the election may be made, and if denominated or payable in any coin or currency, including composite currencies, other than U.S. dollars, the method by which the bonds will be valued,

•	if the principal of or premium or interest on the bonds are to be payable in securities or other property at the election of CFC or a holder, the type and amount of the securities or other property, or the method by which the amount will be determined, and the periods within which, and the terms and conditions on which, any election may be made,

•	if the amount payable in respect of principal of or any premium or interest on such bonds may be determined with reference to an index, the manner in which the amounts will be determined,

•	if other than the principal amount of the bonds, the portion of the principal amount of the bonds payable upon declaration of the acceleration of the maturity,

•	the terms, if any, on which bonds may be converted into or exchanged for securities of CFC or any other person,

•	if the bonds are to be issued in global form, the depositary with respect to the global bond or bonds and any limitations on the rights of the holders of the bonds to transfer or exchange them or to obtain the registration of transfer or to obtain certificates in definitive form in lieu of temporary form,

•	if the bonds are to be issuable as bearer securities, any and all incidental matters,

•	the right of CFC to limit or discharge the indenture as to the bonds,

•	whether and under what circumstances CFC will pay additional amounts on the bonds held by a person who is not a U.S. person in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether and on what terms CFC will have the option to redeem the bonds rather than pay the additional amounts, and

•	any other terms of the bonds, not inconsistent with the provisions of the indenture. (Section 2.03)

      The bonds may be issued in registered form without coupons, in a form registered as to principal only with or without coupons, in bearer form with or without coupons or any combination thereof. In addition, all or a portion of the bonds may be issued in temporary or definitive global form. Bonds in bearer form are offered only to non-United States persons and to offices located outside the United States of certain United States financial institutions.

      CFC may also re-open a previous series of bonds of any series without the consent of the holders of the bonds of any series and issue additional bonds of the same series, which additional bonds will have the same terms as the original series except for the issue price and the issue date. CFC will not issue any additional bonds of the same series unless the additional bonds will be fungible with all debt securities of the same series for United States Federal income tax purposes.

Security

      The bonds will be secured, equally with outstanding bonds, by the pledge with the trustee of eligible collateral having an allowable amount of at least 100% of the principal amount of bonds outstanding. The indenture provides that eligible collateral will consist of cash, eligible mortgage notes of distribution system members and permitted investments. The “allowable amount” of cash is 100% thereof, the “allowable amount” of eligible mortgage notes is the amount advanced and not repaid and the “allowable amount” of permitted investments is their cost to CFC (exclusive of accrued interest and brokerage commissions). However, the “allowable amount” of permitted investments traded on a national securities exchange or in any over-the-counter market is their fair market value as determined by CFC. For purposes of the indenture and as used in describing the bonds herein, a “member” is any person which is a member or patron of CFC, and a “distribution system member” is a member 50% or more of whose gross operating revenues are derived from sales of electricity to ultimate consumers. (Sections 1.01 and 3.01)

      As a condition to the authentication and delivery of bonds or to the withdrawal of collateral, and in any event at least once a year, CFC must certify to the trustee that:

• the allowable amount of eligible collateral pledged under the indenture is at least equal to 100% of the aggregate principal amount of bonds to be outstanding;

• each eligible mortgage note included in the eligible collateral so certified is an eligible mortgage note of a distribution system member having an equity ratio of at least 20% and an average coverage ratio of at least 1.35; and

• the aggregate allowable amount of all eligible mortgage notes of any one distribution system member so certified does not exceed 10% of the aggregate allowable amount of all eligible collateral so certified. (Sections 3.01, 6.01 and 7.13)

      CFC is also entitled to the authentication and delivery of bonds on the basis of the retirement of outstanding bonds at their final maturity or by redemption at the option of CFC. (Sections 3.02 and 3.03)

      The indenture provides that bonds may be issued without limitation as to aggregate principal amount, subject to the restriction described under ‘’Restriction on Indebtedness”, so long as the allowable amount of eligible collateral pledged under the indenture at least equals the aggregate principal amount of bonds to be outstanding and meets the other requirements set forth herein. (Sections 2.03 and 13.01) “Eligible mortgage note” means a note or bond of a distribution system member which is secured by a mortgage under which no default exists with respect to the covenants required by the indenture to be contained in a mortgage, unless consented to by the mortgagees to the extent permitted in the mortgage and the indenture, and under which no “event of default” as defined in the mortgage shall have occurred and shall have resulted in the exercise of remedies. (Section 1.01)

      “Equity ratio” is determined by dividing the sum of the member’s equities and margins at the end of the particular year by the member’s total assets and other debts at such date. “Coverage ratio” is determined by dividing the sum of the member’s patronage capital and operating margins, non-operating margins-interest, cash received in respect of power supply systems and other capital credits, depreciation and amortization expense and interest expense with respect to long-term debt by the member’s long-term debt service obligations in respect of the year. If any portion of the member’s long-term debt is refinanced during the year the long-term debt service obligations during the year in respect thereof will be based upon the larger of (x) an annualization of their obligations with respect to the refinancing debt during the portion of the year the refinancing debt is outstanding and (y) the long-term debt service obligations during the following year on the refinancing debt. These terms are determined in accordance with the system of accounting used for RUS reporting, or if the member is not required to maintain its accounts in accordance with the system, then in accordance with generally accepted accounting principles. However, the indenture requires that interest expense and long-term debt service obligations include 33 1/3% of the amount by which (x) rental payments by the member with regard to certain property having an initial cost greater than $250,000 exceed (y) 2% of such member’s equities and margins, each in respect of the year. For RUS reporting purposes and for purposes of CFC’s calculation of borrowers’ ratios, obligations under take-or-pay power contracts, guaranties and other contingent obligations are not considered debt of a member. “Average coverage ratios” are computed by averaging the best two of the three calendar years preceding the date of determination. (Section 1.01) The effect of these provisions is to exclude from the computation of the coverage ratio capital credits except to the extent received by the member in the form of cash.

      The indenture requires that each mortgage securing an eligible mortgage note be a first mortgage on the property then owned or thereafter acquired by the member issuing the note, or, in the case of certain public agency borrowers, on such member’s revenues, subject to usual exceptions in mortgages of utility companies. If the mortgage is a common mortgage with RUS or any other lender, the mortgagees must be secured equally and ratably. (Section 1.01 and Schedule I) There are no requirements in the indenture as to the value of the property subject to the lien of a mortgage.

      The indenture provides that, unless an event of default under the indenture exists, and other than certain limited duties specified in the indenture, the trustee shall have no duties or responsibilities with regard to any mortgage and no responsibilities with regard to the value of any property subject thereto. (Section 4.03)

      “Permitted investments” are defined to include:

•	certain obligations of or guaranteed by the United States and of states and municipalities and agencies thereof which are rated at least AA or equivalent by at least two nationally recognized statistical rating agencies and which mature (except in the case of obligations guaranteed by RUS) not more than two years after purchase,

•	certificates of deposit or time deposits of a bank or trust company having at least $500,000,000 of capital and surplus and maturing not more than two years after purchase, and

•	commercial paper of bank holding companies or other corporate issuers other than CFC generally rated in the highest category by at least two nationally recognized statistical rating agencies and maturing not more than one year after purchase. (Section 5.03)

Exercise of Rights

      Until the occurrence of an event of default under the indenture, CFC retains the right to control the exercise of rights and powers under eligible mortgage notes and mortgages pledged under the indenture. (Section 15.01) Mortgages which also secure notes issued to RUS provide that RUS will have the exclusive right for an initial 30-day period to initiate and control enforcement proceedings on behalf of the holders of all the notes secured by the particular mortgage, including those held by the trustee.

Restriction on Indebtedness

      CFC may not incur any indebtedness ranking senior to the debt securities or make any optional prepayment on any capital term certificate if, as a result, the principal amount of senior indebtedness outstanding at the time or on any future date, less the principal amount of a government or government insured obligations held by CFC on the determination date, would exceed 20 times the sum of the members’ equity in CFC at the time of determination plus the principal amount of capital term certificates outstanding at the time of determination or at such given future date, as the case may be. The principal amounts of senior indebtedness and capital term certificates to be outstanding on any future given date will be computed after giving effect to maturities and sinking fund requirements. (Section 7.11) Senior indebtedness means all indebtedness of CFC (including all guarantees by CFC of indebtedness of others) except capital term certificates. (Section 1.01). A “capital term certificate” is defined for the purposes of the indenture as a note of CFC substantially in the form of the capital term certificates of CFC outstanding on the date of the indenture and any other indebtedness having substantially similar provisions as to subordination. (Section 1.01). “Government or government insured obligations” means obligations held by CFC which relate to the RUS or successor programs and which are obligations of the United States or any agency thereof or which are guaranteed or insured by the United States government or any agency thereof. (Section 7.11) As of May 31, 2003, CFC had $19.3 billion outstanding of senior indebtedness and within the restrictions of the indenture was permitted to have outstanding an additional $36.9 billion of senior indebtedness.

      Unless an event of default occurs, CFC will be entitled to receive and retain all payments on account of principal, premium and interest on the eligible mortgage notes and permitted investments on deposit with the trustee. (Section 4.02)

Modification of the Indenture

      Modifications of the provisions of the indenture may be made with the consent of the holders of not less than a majority in aggregate principal amount of the then outstanding bonds, but, without the consent of the holder of each bond affected thereby, no such modification may:

•	effect a reduction, or an extension of the stated time of payment, of the principal of or interest on any bond or of any premium payable on redemption,

•	permit the creation of any prior or equal lien on the securities or other property pledged under the indenture or deprive the holder of any bond of the lien created by the indenture, or

•	reduce the above-stated percentage of holders of bonds whose consent is required to modify the indenture or the percentage of holders of bonds whose consent is required for any waiver under the indenture. (Section 13.02)

      The indenture provides that CFC and the trustee may, without the consent of any holders of bonds enter into supplemental indentures for the purposes of:

•	adding to CFC’s covenants,

•	establishing the form or terms of bonds of any series,

•	changing or eliminating any restriction on the manner or place of payment of principal of or interest on bearer bonds, or

•	provided the action does not adversely affect the interests of the holders of any series of bonds in any material respect, curing ambiguities or inconsistencies in the indenture or making other provisions with respect to matters arising under the indenture. (Section 13.01)

Waiver of Certain Covenants

      Under the indenture, CFC will not be required to comply with certain restrictive covenants (including that described above under “Restriction on Indebtedness”) if the holders of at least a majority in principal amount of all series of outstanding debt securities affected waive compliance with the restrictive covenants. (Section 7.16)

Events of Default

      Each of the following will constitute an event of default under the indenture with respect to the securities of any series:

•	failure to pay interest on any bonds for 30 days after the interest becomes due,

•	failure to pay principal or any premium on any bonds at their maturity or upon redemption,

•	default in the making of any sinking fund payment on any bonds which provide for mandatory sinking fund payments,

•	default in the performance of specified covenants in the indenture for 60 days after such default is known to any officer of CFC, including the restriction on indebtedness and the covenant to maintain eligible collateral outlined above,

•	failure to perform any other covenant in the indenture for 60 days after notice from the trustee to CFC or from holders of at least 25% in principal amount of bonds outstanding to the trustee, and

•	specified events of bankruptcy, reorganization or insolvency. (Section 9.01)

      CFC is required to file with the trustee annually a written statement as to CFC’s compliance with the conditions and covenants under the indenture. (Section 7.15) In case an event of default should occur and be continuing, the trustee or the holders of at least 25% in principal amount of the bonds then outstanding may declare the principal of the bonds to be due and payable. Each declaration may, under certain circumstances, be rescinded by the holders of a majority in principal amount of the bonds at the time outstanding. (Section 9.02)

      Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the bonds, unless the holders have offered to the trustee reasonable security or indemnity. Subject to the provisions for indemnification and certain limitations contained in the indenture, the holders of a majority in principal amount of the bonds will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee. The trustee is not required to expend or risk its own funds or incur financial liability if it has reasonable ground for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it. (Sections 9.08, 10.01 and 10.03)

      The indenture provides that on receipt by the trustee of notice of an event of default, declaring an acceleration or directing the time, method or place of conducting a proceeding at law if an event of default has occurred and is continuing, the trustee shall, with respect to any series of bonds represented by a global bond or bonds, and may, with respect to any other series of bonds, establish a record dated for the purpose of determining holders of outstanding bonds of the series entitled to join in the notice. (Section 9.01)

Satisfaction and Discharge; Defeasance

      At the request of CFC, the indenture will cease to be in effect as to CFC, except for certain obligations to register the transfer or exchange of bonds and hold moneys for payment in trust with respect to the bonds when the principal of and interest on bonds and coupons, if any, have been paid and/or CFC has deposited with the trustee, in trust, money and U.S. government obligations, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay all the principal of, and interest on, the bonds in accordance with the terms of the bonds, or such bonds or coupons are deemed paid and discharged in the manner described in the next paragraph. (Section 14.01)

      Unless the prospectus supplement relating to the offered bonds provides otherwise, CFC at its option will be discharged from any and all obligations in respect of the offered bonds, except for certain obligations to register the transfer or exchange of bonds, replace stolen, lost or mutilated bonds and coupons, maintain paying agencies and hold moneys for payment in trust or need not comply with certain restrictive covenants of the indenture, in each case after CFC deposits with the trustee, in trust, money, and, in the case of bonds and coupons denominated in a foreign currency, foreign government securities, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay in the currency, currencies or currency unit or units in which the offered bonds are payable all the principal of, and interest on, the offered bonds on the dates payments are due in accordance with the terms of the offered bonds. Among the conditions to CFC’s exercising any option, CFC is required to deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the offered bonds to recognize income, gain or loss for United States Federal income tax purposes and that the holders will be subject to United States Federal income tax in the same amounts, in the same manner and at the same times as would have been the case if such deposit and related defeasance had not occurred. (Section 14.02)

      At the request of CFC, the trustee will deliver or pay to CFC any U.S. government obligations, foreign government securities or money deposited, for the purposes described in the preceding two paragraphs, with the trustee by CFC and which, in the opinion of a nationally-recognized firm of independent public accountants, are in excess of the amount which would then have been required to be deposited for such purposes. In addition, the trustee, in exchange for other U.S. government obligations, foreign government securities or money, will deliver or pay to CFC, at CFC’s request, U.S. government obligations, foreign government securities or money deposited with the trustee for the purposes described in the preceding two paragraphs, so long as in the opinion of a nationally-recognized firm of independent public accountants, immediately after the exchange, the obligations, securities or money then held by the trustee will be in the amount as would then have been required to be deposited with the trustee for these purposes. (Section 14.02)

LIMITATIONS ON ISSUANCE OF BEARER BONDS

      Under U.S. Federal tax laws, certain limitations on offers, sales and delivery apply to bearer bonds. These limitations, as well as additional information regarding the U.S. Federal income tax consequences in respect of a bearer bond, will be set forth in any prospectus supplement providing for the issuance of bearer bonds.

UNITED STATES TAXATION

General

      This section summarizes the material U.S. tax consequences to holders of bonds. However, the discussion is limited in the following ways:

•	The discussion only covers you if you buy your bonds in the initial offering of a particular issuance of bonds.

•	The discussion only covers you if you hold your bonds as a capital asset (that is, for investment purposes), your “functional currency” is the U.S. dollar and if you do not have a special tax status.

•	The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of bonds such as your holding bonds in connection with a hedging, straddle or conversion transaction. We suggest that you consult your tax advisor about the consequences of holding bonds in your particular situation.

•	The discussion is based on current law. Changes in the law may change the tax treatment of the bonds.

•	The discussion does not cover state, local or foreign law.

•	The discussion does not cover every type of bond that we might issue. If we intend to issue a bond of a type not described in this summary, additional tax information will be provided in the prospectus supplement for the bond.

•	We have not requested a ruling from the IRS on the tax consequences of owning the bonds. As a result, the IRS could disagree with portions of this discussion.

      If you are considering buying bonds, we suggest that you consult your tax advisors about the tax consequences of holding the bonds in your particular situation.

Tax Consequences to U.S. Holders

      This section applies to you if you are a “U.S. holder”. A “U.S. holder” is:

•	an individual U.S. citizen or resident alien;

•	a corporation, or entity taxable as a corporation for U.S. Federal income tax purposes, that was created under U.S. law (federal or state);

•	an estate whose worldwide income is subject to U.S. Federal income tax; or

•	a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and if one or more U.S. persons have the authority to control all substantial decisions of the trust, or if it has validly elected to be treated as a U.S. person.

      If a partnership holds bonds, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding bonds, we suggest that you consult your tax advisor.

Interest

      The tax treatment of interest paid on the bonds depends upon whether the interest is “qualified stated interest.” A bond may have some interest that is qualified stated interest and some that is not.

      “Qualified stated interest” is any interest that meets all the following conditions:

•	It is payable at least once each year.

•	It is payable over the entire term of the bond.

•	It is payable at a single fixed rate or at a specified variable rate.

•	The bond has a maturity of more than one year from its issue date.

      If any interest on a bond is qualified stated interest, then

•	If you are a cash method taxpayer (as are most individual holders), you must report that interest in your income when you receive it.

•	If you are an accrual method taxpayer, you must report that interest in your income as it accrues.

      If any interest on a bond is not qualified stated interest, it is subject to the rules for original issue discount (“OID”) described below.

  Determining Amount of OID

      Bonds that have OID are subject to additional tax rules. The amount of OID on a bond is determined as follows:

•	The amount of OID on a bond is the “stated redemption price at maturity” of the bond minus the “issue price” of the bond. If this amount is zero or negative, there is no OID.

•	The “stated redemption price at maturity” of a bond is the total amount of all principal and interest payments to be made on the bond, other than qualified stated interest.

•	The “issue price” of a bond is the first price at which a substantial amount of the bonds are sold to the public.

•	Under a special rule, if the OID determined under the general formula is very small, it is disregarded and not treated as OID. This disregarded OID is called “de minimis OID”. If all the interest on a bond is qualified stated interest, this rule applies if the amount of OID is less than the following items multiplied together: (a) .25% (1/4 of 1%), (b) the number of full years from the issue date to the maturity date of the bond and (c) the principal amount.

  Accrual of OID Into Income

      If a bond has OID, the following consequences arise:

•	You must include the total amount of OID as ordinary income over the life of the bond.

•	You must include OID in income as the OID accrues on the bonds, even if you are on the cash method of accounting. This means that you are required to report OID income, and in some cases pay tax on that income, before you receive the cash that corresponds to that income.

•	OID accrues on a bond on a “constant yield” method. This method takes into account the compounding of interest. Under this method, the accrual of OID on a bond, combined with the inclusion into income of any qualified stated interest on the bond, will result in you being taxable at approximately a constant percentage of your unrecovered investment in the bond.

•	The accruals of OID on a bond will generally be less in the early years and more in the later years.

•	If any of the interest paid on the bond is not qualified stated interest, that interest is taxed solely as OID. It is not separately taxed when it is paid to you.

•	Your tax basis in the bond is initially your cost. It increases by any OID (not including qualified stated interest) you report as income. It decreases by any principal payments you receive on the bond, and by any interest payments you receive that are not qualified stated interest.

  Bonds Subject to Additional Tax Rules

      Additional or different tax rules apply to several types of bonds that we may issue.

      Short-term bonds: We may issue bonds with a maturity of one year or less. These are referred to as “short-term bonds.”

•	No interest on these bonds is qualified stated interest. Otherwise, the amount of OID is calculated in the same manner as described above.

•	You may make certain elections concerning the method of accrual of OID on short-term bonds over the life of the bonds.

•	If you are an accrual method taxpayer, a bank, a bond dealer, or in certain other categories, you must include OID in income as it accrues.

•	If you are a cash method taxpayer not subject to the accrual rule described above, you do not include OID in income until you actually receive payments on the bond. Alternatively, you can elect to include OID in income as it accrues.

•	Two special rules apply if you are a cash method taxpayer and you do not include OID in income as it accrues. First, if you sell the bond or it is paid at maturity, and you have a taxable gain, then the gain is ordinary income to the extent of the accrued OID on the bond at the time of the sale that you have not yet taken into income. Second, if you borrow money (or do not repay outstanding debt) to acquire or hold the bond, then while you hold the bond you cannot deduct any interest on the borrowing that corresponds to accrued OID on the bond until you include the OID in your income.

      Floating rate bonds: Floating rate bonds are subject to special OID rules.

•	If the interest rate is based on a single fixed formula based on the cost of newly borrowed funds or other objective financial information (which in either case may include a fixed interest rate for the initial period), all the interest will be qualified stated interest. The amount of OID (if any), and the method of accrual of OID, will then be calculated by converting the bond’s initial floating rate into a fixed rate and by applying the general OID rules described above.

•	If the bond has more than one formula for interest rates, it is possible that the combination of interest rates might create OID. We suggest that you consult your tax advisor concerning the OID accruals on any floating rate bond.

      Foreign currency bonds: A “foreign currency bond” is a bond denominated in a currency other than U.S. dollars. Special tax rules apply to these bonds:

•	If you are a cash method taxpayer, you will be taxed on the U.S. dollar value of any foreign currency you receive as interest. The dollar value will be determined as of the date when you receive the payments.

•	If you are an accrual method taxpayer, you must report interest income as it accrues. You can use the average foreign currency exchange rate during the relevant interest accrual period (or, if that period spans two taxable years, during the portion of the interest accrual period in the relevant taxable year). In this case, you will make an adjustment upon receipt of the foreign currency to reflect actual exchange rates at that time. Certain alternative elections may also be available.

•	Any OID on foreign currency bonds will be determined in the relevant foreign currency. You must accrue OID in the same manner that an accrual basis holder accrues interest income.

•	Your initial tax basis in a foreign currency bond is the amount of U.S. dollars you pay for the bond (or, if you pay in foreign currency, the U.S. dollar value of that foreign currency on the purchase date). Adjustments are made to reflect OID and other items as described above.

•	If you collect foreign currency upon the maturity of the bond, or if you sell the bond for foreign currency, your gain or loss will be based on the U.S. dollar value of the foreign currency you receive. For a publicly traded foreign currency bond, this value is determined for cash basis taxpayers on the settlement date for the sale of the bond, and for accrual basis taxpayers on the trade date for the sale

(although such taxpayers can also elect the settlement date). You will then have a tax basis in the foreign currency equal to the value reported on the sale.

•	Any gain or loss on the sale or retirement of a bond will be ordinary income or loss to the extent it arises from currency fluctuations between your purchase date and sale date. Any gain or loss on the sale of foreign currency will also be ordinary income or loss.

      Other categories of bonds: Additional rules may apply to certain other categories of bonds. The prospectus supplement for these bonds may describe these rules. In addition, we suggest that you consult your tax advisor in these situations. These categories of bonds include:

•	bonds with contingent payments;

•	bonds that you can put to CFC before their maturity;

•	bonds that are callable by CFC before their maturity, other than typical calls at a premium;

•	indexed bonds with an index tied to currencies; and

•	bonds that are extendable at your option or at the option of CFC.

  Premium and Discount

      Additional special rules apply in the following situations involving discount or premium:

•	If you buy a bond in the initial offering for more than its stated redemption price at maturity, the excess amount you pay will be “bond premium”. You can use bond premium to reduce your taxable interest income over the life of your bond.

•	Similarly, if a bond has OID and you buy it in the initial offering for more than the issue price, the excess (up to the total amount of OID) is called “acquisition premium.” The amount of OID you are required to include in income will be reduced by this amount over the life of the bond.

•	If you buy a bond in the initial offering for less than the initial offering price to the public, special rules concerning “market discount” may apply.

      Appropriate adjustments to tax basis are made in these situations. We suggest that you consult your tax advisor if you are in one of these situations.

  Accrual Election

      You can elect to be taxed on the income from the bond in a different manner than described above. Under the election:

•	No interest is qualified stated interest.

•	You include amounts in income as it economically accrues to you. The accrual of income is in accordance with the constant yield method, based on the compounding of interest. The accrual of income takes into account stated interest, OID (including de minimis OID), market discount, and bond premium.

•	Your tax basis is increased by all accruals of income and decreased by all payments you receive on the bond.

  Sale or Retirement of Bonds

      On your sale or retirement of your bond:

•	You will have taxable gain or loss equal to the difference between the amount received by you and your tax basis in the bond. Your tax basis in the bond is your cost, subject to certain adjustments.

•	Your gain or loss generally will be capital gain or loss, and will be long term capital gain or loss if you held the bond for more than one year. For an individual, the maximum tax rate on long term capital gains is 15% for gains realized prior to January 1, 2009 and 20% for gains realized thereafter.

•	If (a) you purchased the bond with de minimis OID, (b) you did not make the election to accrue all OID into income, and (c) you receive the principal amount of the bond upon the sale or retirement, then you generally will have capital gain equal to the amount of the de minimis OID.

•	If you sell the bond between interest payment dates, a portion of the amount you receive reflects interest that has accrued on the bond but has not yet been paid by the sale date. That amount is treated as ordinary interest income and not as sale proceeds.

•	All or part of your gain may be ordinary income rather than capital gain in certain cases. These cases include sales of short-term bonds, bonds with market discount, bonds with contingent payments, or foreign currency bonds.

  Information Reporting and Backup Withholding

      Under the tax rules concerning information reporting to the IRS:

•	Assuming you hold your bonds through a broker or other intermediary, the intermediary must provide information to the IRS concerning interest, OID and retirement or sale proceeds on your bonds, unless an exemption applies.

•	Similarly, unless an exemption applies, you must provide the intermediary with your taxpayer identification number for its use in reporting information to the IRS. If you are an individual, this is your social security number. You are also required to comply with other IRS requirements concerning information reporting.

•	If you are subject to these requirements but do not comply, the intermediary must withhold 28% of all amounts payable to you this year on the bonds (including principal payments). The backup withholding rate that would apply to such amounts payable to you in the future is 28% through 2010 and 31% thereafter. If the intermediary withholds, you may claim the withheld amount as a credit against your U.S. Federal income tax liability.

•	All individuals are subject to these requirements. Some holders, including all corporations, tax-exempt organizations and individual retirement accounts, are exempt from these requirements.

Tax Consequences to Non-U.S. Holders

      This section applies to you if you are a “Non-U.S. holder.” A “Non-U.S. holder” is a holder of bonds that is not a U.S. holder.

  Withholding Taxes

      Generally, payments of principal and interest (including OID) on the bonds will not be subject to U.S. withholding taxes.

      However, for the exemption from withholding taxes to apply to you, you must meet one of the following requirements.

•	You provide a completed Form W-8BEN (or substitute form) to the bank, broker or other intermediary through which you hold your bonds. The Form W-8BEN contains your name, address and a statement that you are the beneficial owner of the bonds and that you are a Non-U.S. holder.

•	You hold your bonds directly through a “qualified intermediary”, and the qualified intermediary has sufficient information in its files indicating that you are not a U.S. holder. A qualified intermediary is a bank, broker or other intermediary that (1) is either a U.S. or non-U.S. entity, (2) is acting out of a non-U.S. branch or office and (3) has signed an agreement with the IRS providing that it will administer all or part of the U.S. tax withholding rules under specified procedures.

•	You are entitled to an exemption from withholding tax on interest under a tax treaty between the U.S. and your country of residence. To claim this exemption, you must generally complete Form W-8BEN and claim this exemption on the form. In some cases, you may instead be permitted to provide documentary evidence of your claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files.

•	The interest income on the bonds is effectively connected with the conduct of your trade or business in the U.S., and is not exempt from U.S. tax under a tax treaty. To claim this exemption, you must complete Form W-8ECI.

      Even if you meet one of the above requirements, interest paid to you will be subject to withholding tax under any of the following circumstances:

•	The withholding agent or an intermediary knows or has reason to know that you are not entitled to an exemption from withholding tax. Specific rules apply for this test.

•	The IRS notifies the withholding agent that information that you or an intermediary provided concerning your status is false.

•	An intermediary through which you hold the bonds fails to comply with the procedures necessary to avoid withholding taxes on the bonds. In particular, an intermediary is generally required to forward a copy of your Form W-8BEN (or other documentary information concerning your status) to the withholding agent for the bonds. However, if you hold your bonds through a qualified intermediary— or if there is a qualified intermediary in the chain of title between you and the withholding agent for the bonds— the qualified intermediary will not generally forward this information to the withholding agent.

•	The amount of interest payable on a bond is based on the earnings of CFC or certain other contingencies. If this exception applies, additional information will be provided in the prospectus supplement.

      Interest payments made to you will generally be reported to the IRS and to you on Form 1042-S. However, this reporting does not apply to you if one of the following conditions applies:

•	You hold your bonds directly through a qualified intermediary and the applicable procedures are complied with.

•	You file Form W-8ECI.

•	The bonds have an original maturity of 183 days or less from their issue date.

      The rules regarding withholding are complex and vary depending on your individual situation. They are also subject to change. In addition, special rules apply for certain types of Non-U.S. holders of bonds, including partnerships, trusts and other entities treated as pass-through entities for U.S. Federal income tax purposes. We suggest that you consult with your tax advisor regarding the specific methods for satisfying these requirements.

  Sale or Retirement of Bonds

      If you sell a bond or it is redeemed, you will not be subject to Federal income tax on any gain unless one of the following applies:

•	The gain is connected with a trade or business that you conduct in the U.S.

•	You are an individual, you were present in the U.S. for at least 183 days during the year in which you disposed of the bond, and certain other conditions are satisfied.

•	The gain represents accrued interest or OID, in which case the rules for interest would apply.

  U.S. Trade or Business

      If you hold your bond in connection with a trade or business that you are conducting in the U.S.:

•	Any interest on the bond, and any gain from disposing of the bond, generally will be subject to U.S. Federal income tax as if you were a U.S. holder.

•	If you are a corporation, you may be subject to the “branch profits tax” on your earnings that are connected with your U.S. trade or business, including earnings from the bond. This tax is 30%, but may be reduced or eliminated by an applicable income tax treaty.

  Information Reporting and Backup Withholding

      U.S. rules concerning information reporting and backup withholding are described above. These rules apply to Non-U.S. holders as follows:

•	Principal and interest payments you receive will be automatically exempt from the usual rules if you are a Non-U.S. holder exempt from withholding tax on interest, as described above. The exemption does not apply if the withholding agent or an intermediary knows or has reason to know that you should be subject to the usual information reporting or backup withholding rules. In addition, as described above, interest payments made to you may be reported to the IRS on Form 1042-S.

•	Sale proceeds you receive on a sale of your bonds through a broker may be subject to information reporting and/or backup withholding if you are not eligible for an exemption. In particular, information reporting and backup withholding may apply if you use the U.S. office of a broker, and information reporting (but not backup withholding) may apply if you use the foreign office of a broker that has certain connections to the U.S. We suggest that you consult your tax advisor concerning information reporting and backup withholding on a sale.

CERTAIN EUROPEAN UNION TAX MATTERS

      The Council of the European Union approved, on June 3, 2003, Council Directive 2003/48/EC regarding the taxation of saving income. Under this directive, if a paying agent for interest on a debt claim is resident in one member state of the European Union and an individual who is the beneficial owner of the interest is a resident of another member state, then the former member state will be required to provide information (including the identity of the recipient) to authorities of the latter member state. “Paying agent” is defined broadly for this purpose and generally includes any agent of either the payor or payee. This requirement is subject to the right of Belgium, Luxembourg and Austria to opt instead to withhold tax on the interest during a transitional period (initially at a rate of 15% but rising in steps to 35% after six years).

      Each member state is required to adopt and publish the laws, regulations and administrative provisions necessary to comply with the directive before January 1, 2004. These provisions will be effective on January 1, 2005, but only if, at least six months before that date, the Council determines by unanimous vote that certain nonmember states have agreed to take similar actions effective on the same date. If the Council does not so determine, the effective date will be delayed. No assurance can be given as to whether, or on what date, the directive or any similar provision might become effective.

PLAN OF DISTRIBUTION

      Bonds of any series may be purchased to be reoffered to the public through underwriting syndicates led by Lehman Brothers Inc. or other underwriters. The underwriters with respect to an underwritten offering of bonds are named in the prospectus supplement relating to the offering. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase bonds will be subject to conditions precedent and each of the underwriters with respect to a sale of bonds will be obligated to purchase all of its bonds if any are purchased. The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers set forth in the prospectus supplement may change from time to time.

      The place and time of delivery for the offered bonds in respect of which this prospectus is delivered will be set forth in the prospectus supplement.

      CFC has agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

      Each underwriter, dealer and agent participating in the distribution of any offered bonds which are issuable in bearer form will agree that it will not offer, sell or deliver, directly or indirectly, offered bonds in bearer form in the United States or its possessions or to United States persons (other than qualifying financial institutions) in connection with the original issuance of the offered bonds. See “LIMITATIONS ON ISSUANCE OF BEARER BONDS”.

      Certain of the underwriters or agents and their associates may engage in transactions with and perform services for CFC in the ordinary course of business.

      In connection with offerings made hereby, the underwriters may purchase and sell the bonds in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the underwriters in connection with the offering. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the bonds, and short positions created by the underwriters involve the sale by the underwriters of a greater aggregate principal amount of bonds than they are required to purchase from CFC. The underwriters also may impose a penalty bid, under which selling concessions allowed to broker-dealers in respect of the bonds sold in an offering may be reclaimed by the underwriters if those bonds are repurchased by the underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the bonds, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

LEGAL OPINIONS

      The validity of the bonds offered hereby and certain United States Federal income tax matters will be passed upon for CFC by Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, New York. The underwriters, if any, will be represented by Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York.

EXPERTS

      The combined financial statements of CFC appearing in CFC’s 2003 Annual Report on Form 10-K at May 31, 2003 and 2002, and for the years then ended have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The combined financial statements for the fiscal year ended May 31, 2001 incorporated by reference in this prospectus and registration statement were audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

      On April 16, 2002, CFC engaged Ernst & Young LLP to perform the May 31, 2002 year end audit, replacing former auditor Arthur Andersen LLP.

      On June 15, 2002, Arthur Andersen LLP was convicted of federal obstruction of justice arising from the government’s investigation of its role as auditors for Enron Corporation. Arthur Andersen LLP personnel who were involved with the Enron Corporation account had no involvement with the audit of CFC’s financial statements for the fiscal year ended May 31, 2001. The audit partner and manager primarily responsible for CFC’s audited financial statements for the fiscal year ended May 31, 2001, as well as other personnel of Arthur Andersen LLP’s Vienna, Virginia office, have left Arthur Andersen LLP. As a result, Arthur Andersen LLP is no longer in a position to consent to the inclusion or incorporation by reference in any prospectus of its report on such financial statements, and CFC has dispensed with the requirement to file the consent in reliance upon Rule 437a under the Securities Act of 1933.

      Due to the lack of Arthur Andersen LLP’s written consent to the incorporation by reference of its reports in this prospectus, Arthur Andersen LLP may not have any liability under Section 11 of the Securities Act of 1933 for false and misleading statements or omissions contained in this prospectus, including the financial statements. Any other claims against Arthur Andersen LLP related to any such false and misleading statements or omissions will be limited.

PART II

Item 14. Other Expenses of Issuance and Distribution

      The expenses in connection with the issuance and distribution of the securities covered hereby, other than underwriting commissions, are, subject to further contingencies, estimated as follows:

Registration statement filing fee	$161,800
Printing	50,000
Legal fees and expenses	100,000
Blue sky fees and expenses	15,000
Accounting fees	15,000
Fees of trustee	45,000
Fees of rating agencies	100,000
Miscellaneous	10,000

Total	$496,800

Item 15. Indemnification of Directors and Officers

      Section 29-904(9) of the District of Columbia Cooperative Association Act provides that an association such as the Registrant shall have the capacity “to exercise . . . any power granted to ordinary business corporations, save those powers inconsistent with this chapter.” Section  29-101.04(16) of the District of Columbia Business Corporation Act permits any corporation:

“To indemnify any and all of its directors or officers or former directors or officers or any person who may have served at its request as a director or officer of another corporation in which it owns shares of capital stock or of which it is a creditor against expenses actually and necessarily incurred by them in connection with the defense of any action, suit, or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been directors or officers or a director or officer of the corporation, or of such other corporation, except in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged in such action, suit, or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled, under any bylaw, agreement, vote of stockholders, or otherwise.”

      The Board of Directors of CFC has resolved to indemnify all CFC directors, officers and employees in accordance with the terms of the first sentence of Section 29-304(16). The bylaws of CFC also provide for indemnification of all CFC directors, officers and employees as set forth above.

Item 16. List of Exhibits

1	—	Form of Underwriting Agreement to be used in connection with bonds. Incorporated by reference to Exhibit 1 to the registration statement on Form S-3 filed by CFC on April 20, 1995 (Registration No. 33-56065).
4.1	—	Indenture, dated as of February 15, 1994, between CFC and U.S. Bank National Association, as successor trustee. Incorporated by reference to Exhibit 4 to Post-Effective Amendment No. 1 to registration statement on Form S-3 filed by CFC on February 15, 1994 (Registration No. 33-35261).
4.2	—	First Supplemental Indenture, dated as of September 16, 1994, between CFC and U.S. Bank National Association, as successor trustee. Incorporated by reference to Exhibit 4 to the current report on Form 8-K filed by CFC on September 16, 1994.
5	—	Opinion and consent of Milbank, Tweed, Hadley & McCloy LLP.
8	—	Opinion and consent of Milbank, Tweed, Hadley & McCloy LLP. Included as part of Exhibit 5.

12	—	Schedule of computation of ratio of margins to fixed charges.
23.1	—	Consent of Ernst & Young LLP.
23.2	—	Notice Regarding Consent of Arthur Andersen LLP.
23.3	—	Consent of Milbank, Tweed, Hadley & McCloy LLP. Included as part of Exhibits 5 and 8.
24	—	Power of Attorney (included on signature pages of the Registration Statement).
25	—	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of U.S. Bank National Association, as successor trustee. Incorporated by reference to Exhibit 25 to the Registration Statement on Form S-3 filed by CFC on April 20, 1995 (Registration No. 33-56065).

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (other than as provided in the proviso and instructions to Item 512(a) of Regulation S-K):

(a) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the bonds offered therein, and the offering of such bonds at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the bonds being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The registrant and each person whose original signature appears below hereby authorizes each of Sheldon C. Petersen, Steven L. Lilly and John Jay List (the “Agents”) to file one or more amendments (including post-effective amendments) to the registration statement and any registration statement of the registrant relating to debt securities filed after the date hereof pursuant to Rule 462(b) under the Securities Act of 1933, as amended, which amendments and registration statement may make such changes in the registration statement as such Agent deems appropriate and the registrant and each such person hereby appoints each such Agent as attorney-in-fact to execute in the name and on behalf of the registrant and each such person, individually and in each capacity stated below, any such amendments to the registration statement and any such additional registration statement.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Fairfax, Commonwealth of Virginia, on the 1st day of October, 2003.

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

By:	/s/ SHELDON C. PETERSEN

________________________________________ Sheldon C. Petersen
Governor and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ SHELDON C. PETERSEN Sheldon C. Petersen	Governor and Chief Executive Officer

/s/ STEVEN L. LILLY Steven L. Lilly	Senior Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ STEVEN L. SLEPIAN Steven L. Slepian	Vice President and Controller (Principal Accounting Officer)

/s/ STEPHEN R. LOUDER Stephen R. Louder	President and Director	October 1, 2003

/s/ ROBERT A. CAUDLE Robert A. Caudle	Vice President and Director

/s/ JAMES P. DUNCAN James P. Duncan	Secretary-Treasurer and Director

/s/ ROGER ARTHUR Roger Arthur	Director

/s/ ROGER A. BALL Roger A. Ball	Director

Signature	Title	Date

/s/ DARLENE H. CARPENTER Darlene H. Carpenter	Director

/s/ CLETUS CARTER Cletus Carter	Director

/s/ J. MALLOY CHANDLER J. Malloy Chandler	Director

/s/ DAVID J. COWAN David J. Cowan	Director

Glenn English	Director

/s/ STEVEN J. HAAVEN Steven J. Haaven	Director

/s/ CRAIG A. HARTING Craig A. Harting	Director

/s/ JAMES A. HUDELSON James A. Hudelson	Director

/s/ TERRYL JACOBS Terryl Jacobs	Director

/s/ TOM KIRBY Tom Kirby	Director

/s/ TIMOTHY REEVES Timothy Reeves	Director	October 1, 2003

/s/ GALE RETTKOWSKI Gale Rettkowski	Director

/s/ RONALD P. SALYER Ronald P. Salyer	Director

/s/ BRIAN D. SCHLAGEL Brian D. Schlagel	Director

/s/ CHARLES WAYNE WHITAKER Charles Wayne Whitaker	Director

/s/ BOBBY W. WILLIAMS Bobby W. Williams	Director

/s/ ERIC P. YOULD Eric P. Yould	Director

INDEX TO EXHIBITS

Sequentially
Exhibit		Numbered
Number	Exhibits	Page

1
— Form of Underwriting Agreement to be used in connection with bonds. Incorporated by reference to Exhibit 1 to the registration statement on Form S-3 filed by CFC on April 20, 1995 (Registration No. 33-56065).

4.1
— Indenture, dated as of February 15, 1994, between CFC and U.S. Bank National Association, as successor trustee. Incorporated by reference to Exhibit 4 to Post-Effective Amendment No. 1 to Registration Statement on Form S-3 filed by CFC on February 15, 1994 (Registration No. 33-35261).

4.2
— First Supplemental Indenture, dated as of September 16, 1994, between CFC and U.S. Bank National Association, as successor trustee. Incorporated by reference to Exhibit 4 to the current report on Form 8-K filed by CFC on September 16, 1994.

5	— Opinion and consent of Milbank, Tweed, Hadley & McCloy LLP.
8	— Opinion and consent of Milbank, Tweed, Hadley & McCloy LLP. Included as part of Exhibit 5.
12	— Schedule of computation of ratio of margins to fixed charges.
23.1	— Consent of Ernst & Young LLP.
23.2	— Notice Regarding Consent of Arthur Andersen LLP.
23.3	— Consent of Milbank, Tweed, Hadley & McCloy LLP. Included as part of Exhibits 5 and 8.
24	— Power of Attorney (included on signature pages of the Registration Statement).
25
— Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of U.S. Bank National Association, as successor trustee. Incorporated by reference to Exhibit 25 to the registration statement on Form S-3 filed by CFC on April 20, 1995 (Registration No. 33-56065).